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NEWS RELEASE                                                      EXHIBIT (a)(6)

                      CORPORATE EXPRESS, INC. TO COMMENCE
          TENDER OFFER FOR UP TO 35,000,000 SHARES OF ITS COMMON STOCK

BROOMFIELD, COLORADO (February 5, 1998) - Corporate Express, Inc. (Nasdaq:
CEXP), a leading supplier of non-production goods and services to large corporations, announced today that it will commence a Dutch Auction issuer tender offer to purchase for cash up to 35,000,000 shares of its issued and outstanding common stock, par value $.0002 per share. The tender offer will begin tomorrow, February 6, 1998, and will expire, unless extended, at 5:00 p.m., New York City time, on Monday, March 9, 1998.

Terms of the tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal, invite the Company's shareholders to tender up to 35,000,000 shares of the Company's common stock to the Company at prices not greater than $11.50 nor less than $10.00 per share, as specified by the tendering shareholders. The offer is conditioned upon a minimum of 15,000,000 shares being validly tendered and not withdrawn (which condition may be waived by the Company in its sole discretion) and certain other conditions. The Company will, subject to the terms and conditions of the offer, determine the lowest single per share price (not greater than $11.50 nor less than $10.00 per share) net to the seller in cash that will allow it to purchase 35,000,000 shares pursuant to the offer (or the maximum of any lesser number of shares in excess of 15,000,000 shares). Such lowest single per share price will be the purchase price the Company will pay for all shares validly tendered at prices at or below such purchase price and not withdrawn, subject to the terms and conditions of the offer. Shares tendered at prices in excess of the purchase price and shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 35,000,000 shares or fewer than 15,000,000 shares pursuant to the offer.

The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record of the Company's common stock and will also be made available for distribution to beneficial owners of such common stock.

On February 5, 1998, the closing price of the Company's common stock was $9.28 per share.

The dealer managers for the tender offer are Donaldson, Lufkin & Jenrette Securities Corporation (call collect: 310-282-5005/5087) and BT Alex. Brown Incorporated (call toll free: 800-638-2596) and the information agent is ChaseMellon Shareholder Services, L.L.C. (call toll free: 800-851-9671).

CONTACT: Rick Roth, VP Corporate Communications (303) 664-3970

To obtain a copy of the news release, call PR Newswire Company News On Call:
(800) 758-5804, Corporate Express Extension Number 103352 or visit our web sites at www.corporate-express.com

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